Exhibit 4.30

Insurance Business Platform Cooperation Framework Agreement

This Agreement is entered into by and between the following parties in Guangzhou as of [DD/MM/YY]:

Party A: China Southern Airlines Company Limited (中国南方航空股份有限公司)

Domicile: Economic and Technological Development Zone, Guangzhou, Guangdong

Legal Representative: Si Xianmin

Party B: Southern Airlines Group Finance Company Limited (中国南航集团财务有限公司)

Domicile: No.17, Hangyun South Street, Baiyun District, Guangzhou

Legal Representative: Wang Jianjun

General Provisions

According to the provisions of the Contract Law of the People’s Republic of China, the Insurance Law of the People’s Republic of China and other applicable laws and regulations, China Southern Airlines Company Limited (hereinafter referred to as “Party A”) and Southern Airlines Group Finance Company Limited (hereinafter referred to as “Party B”) shall carry out cooperation in relation to the insurance business, so as to share their resources and supplement each other with their own strengths. Through friendly consultation, Party A and Party B have entered into the following agreement, for their observance, on the basis of fairness, mutual benefits, complementary advantages and joint development.

Article 1 Details of Cooperation

1.1	The parties agree to cooperate and conduct insurance sales relating to aviation transportation using Party A’s ground service counter channels, 95539 call center and the company website as well as other online and offline channels as the sales platform.

1.2	Party A shall provide Party B with insurance sales platforms, and Party B shall pay Party A the usage fee for such sales platform.

1.3	The parties shall enter into separate agreements under this framework agreement to specify the type of insurance products to be sold, the allocation of agency fee and platform fee, the parties’ rights and obligations and other relevant matters.

1.4	The separate agreements between both parties shall be entered into on normal commercial terms or better terms, and shall be in compliance with the relevant requirements of the listing rules of the place where the company is listed.

1.5	Party A shall include China Southern Airlines Company Limited and its wholly-owned and controlled subsidiaries.

Article 2 Term of the Agreement

2.1	The term of this Agreement shall commence from 1 January 2015 and end on 31 December 2016. This Agreement shall have legally binding effect upon both parties from the date on which it takes effect.

Article 3 Transaction Cap

3.1	Both parties agree that the total transaction amount hereunder for 2015 and 2016 shall not exceed RMB40 million and RMB60 million respectively.

3.2	As to the caps of transaction amount, both parties shall satisfy the requirements of the applicable listing rules during their performance hereof.

Article 4 Exemption of Liability

4.1	Party A shall only be responsible to provide the insurance sales platform, and shall not be liable for any dispute arising among the insurers, the insurance agents, the insurance applicants, the insureds and other parties.

4.2	Party B shall ensure that it has the authority to sell such insurance products in the relevant markets, for which Party A shall take no obligations or liabilities.

Article 5 Dispute Resolution

5.1	Where either party hereto violates any provisions hereof, fails to perform or fials to fully perform their respective obligations hereunder, such violation and failure shall constitute a breach of the Agreement. The party in breach shall bear the liabilities for the breach pursuant to the relevant provisions of the Contract Law of the People’s Republic of China, and the other party will have the right to terminate this Agreement.

5.2	Either party shall not revise or modify the terms and contents of this Agreement without prior written consent by both parties. No supplement or revision to the Agreement shall have legal binding effect upon both parties until it is agreed by both parties and substantiated by a written supplemental agreement.

5.3	Any dispute arising out of or in connection with the interpretation, validity and execution of this Agreement shall be resolved through amicable consultation between Party A and Party B. If no agreement is reached through consultation, either party will have the right to submit such dispute to a competent People’s Court for resolution by law suit.

Article 6 Miscellaneous

6.1	Neither party may disclose any data regarding the other party that come to their knowledge from this Agreement or any information contained herein to any third party without the other party’s consent, except as required by the laws or the mandatory requirements of any statutory regulators.

6.2	Both parties shall strictly comply with the Law of Anti-Money Laundering of the People’s Republic of China, the Regulations on Anti-Money Laundering by Financial Institutions, the Administrative Measures on Keeping of Client’s Identification, ID Data and Transaction Records of Financial Institutions, the Administrative Measures on Anti-Money Laundering of the Insurance Industry, and other applicable laws, regulations and administrative rules relating to anti-money laundering, and shall not participate in any money laundering activities or facilitate money laundering activities by others.

6.3	Any matters not covered by this Agreement shall be agreed upon by both parties through consultation and a written supplemental agreement may be entered into between them. Such written supplemental agreement shall be of the same legal effect as this Agreement.

6.4	This Agreement is made in six counterparts with three copies held by each party, which shall have the same legal effect.

Party A: China Southern Airlines Company Limited

Authorized Representative:

Date: ● 20●

Party B: Southern Airlines Group Finance Company Limited

Authorized Representative:

Date: ● 20●